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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934



                         CASTLE ENERGY CORPORATION
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                              (Name of Issuer)

                               COMMON STOCK
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                       (Title of Class of Securities)

                                 148449309
                     ----------------------------------
                              (CUSIP Number)

                              January 1, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
                             Schedule is filed:

                              / / Rule 13d-1(b)

                              / / Rule 13d-1(c)

                              /X/ Rule 13d-1(d)


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 (1) Names of Reporting Persons. I.R.S.
     Identification Nos. of above persons (entities only).

     Arthur A. Watson, Jr.
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 (2) Check the Appropriate Box if a Member of a Group  (a)  / /
                                                       (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

     U.S.
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 Number of Shares             (5) Sole Voting Power             121,600
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power            19,500
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power        121,600

                             --------------------------------------------------
                              (8) Shared Dispositive Power       32,700

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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 154,300
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(10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares      / /
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(11) Percent of Class Represented by Amount in Row (9)
                                                           5.2
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(12) Type of Reporting Person (See Instructions)

     IN
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SCHEDULE 13G

ITEM 1(a).   CASTLE ENERGY CORPORATION

ITEM 1(b).   One Radnor Corporate Center
             100 Matsonford Road Suite 250
             Radnor, PA 19087


ITEM 2(a).   Arthur A. Watson, Jr.


ITEM 2(b).   2787 Burning Daylight Farm
             Free Union, Virginia 22940

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ITEM 2(c).   U.S.

ITEM 2(d).   Common Stock

ITEM 2(e).   148449309

ITEM 3.      Not Applicable

ITEM 4(a). Incorporated by reference to item (9) on the attached cover page(s).

ITEM 4(b). Incorporated by reference to item (11) on the attached cover page(s).

ITEM 4(c).   (i).  Incorporated by reference to item (5) on the attached cover page(s).
            (ii). Incorporated by reference to item (6) on the attached cover page(s).
           (iii). Incorporated by reference to item (7) on the attached cover page(s).
            (iv). Incorporated by reference to item (8) on the attached cover page(s).


ITEM 5.     Not Applicable

ITEM 6. There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However no such interest relates to more than five percent of the class.

ITEM 7.     Not Applicable

ITEM 8.     Not Applicable

ITEM 9.     Not Applicable

ITEM 10.    Not Applicable


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1999
                                     By:   /s/ Arthur A. Watson, Jr.
                                       ----------------------------------------
                                               Arthur A. Watson, Jr.